March 26, 2012 VIA EDGAR Mr. Todd K. Schiffman Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street Northeast, Mail Stop 3010 Washington, DC 20549-6010	Lauren Burnham Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

Re:	United Development Funding III, L.P.

File No. 000-53159

Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011

Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011

Form 10-Q for the quarterly period ended June 30, 2011, filed August 12, 2011

Form 10-Q for the quarterly period ended September 30, 2011, filed November 14, 2011

Dear Mr. Schiffman:

On behalf of United Development Funding III, L.P. (the “Partnership”), please find transmitted herewith for filing the Partnership’s supplemental response to the Securities and Exchange Commission’s (the “Commission”) letter dated February 17, 2012 based on a telephone conversation with the Commission on March 9, 2012. References to page numbers are to pages of the Partnership’s Form 10-K for the fiscal year ended December 31, 2010, as filed with the Commission on March 31, 2011, Form 10-Q for the quarterly period ended March 31, 2011, as filed with the Commission on May 16, 2011, Form 10-Q for the quarterly period ended June 30, 2011, as filed with the Commission on August 12, 2011, and/or Form 10-Q for the quarterly period ended September 30, 2011, as filed with the Commission on November 14, 2011, as applicable.

September 30, 2011 Form 10-Q

Note B. Allowance for Loan Losses, page 7

4. Please tell us and revise future filings to clearly disclose which loans are individually assessed for impairment under ASC 310-10-35. Refer to ASC 310-10-50-15(d).

Response: The Partnership respectfully believes that such disclosure is more appropriately included in Note D, Loan and Allowance for Credit Losses, to the Partnership’s financial statements. If such disclosure is acceptable to the Staff, the Partnership hereby undertakes to revise such note to the financial statements to include the information set forth below in its future filings pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by such act. The Partnership also undertakes to disclose specifically which loans, if any, are classified as impaired.

Mr. Todd K. Schiffman March 26, 2012 Page 2

A loan is placed on non-accrual status and income recognition is suspended at the date at which, in the opinion of management, a full recovery of income and principal becomes more likely than not, but is no longer probable, based upon our review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral and other relevant factors. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Any payments received on loans classified as non-accrual status are typically applied first to outstanding loan amounts and then to the recovery of lost interest. As of December 31, 2011, we were suspending income recognition on two mortgage notes receivable with an unpaid aggregate principal balance of approximately $2.2 million. As of December 31, 2010, we were suspending income recognition on one mortgage note receivable with an unpaid principal balance of approximately $800,000.

Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is generally evaluated on an individual loan basis for each loan in the portfolio. If an individual loan is considered impaired, a specific valuation allowance may be allocated, if necessary, so that the individual loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from collateral. Loans that are not individually considered impaired are collectively and qualitatively measured as a portfolio for general valuation allowance. In reviewing our portfolio for this valuation analysis, we use cash flow estimates from the disposition of finished lots, paper lots (residential lots shown on a plat that has been accepted by the city or county, but which is currently undeveloped or under development) and undeveloped land as well as cash flow received from the issuance of bonds from municipal reimbursement districts. These estimates are based on current market metrics, including, without limitation, the supply of finished lots, paper lots and undeveloped land, the supply of homes and the rate and price at which land and homes are sold, historic levels and trends, executed contracts, appraisals and discussions with third party market analysts and participants, including homebuilders. We base our valuations on current and historic market trends on our analysis of market events and conditions, including activity within our portfolio, as well as the analysis of third-party services such as Metrostudy and Residential Strategies, Inc. Cash flow forecasts also are based on executed purchase contracts which provide base prices, escalation rates, and absorption rates on an individual project basis. For projects deemed to have an extended time horizon for disposition, we consider third-party appraisals to provide a valuation in accordance with guidelines set forth in the Uniform Standards of Professional Appraisal Practice. In addition to cash flows from the disposition of property, cost analysis is performed based on estimates of development and senior financing expenditures provided by developers and independent professionals on a project-by-project basis. These amounts are reconciled with our best estimates to establish the net realizable value of the portfolio.

Interest is recognized on an accrual basis for impaired loans in which the collectability of the unpaid principal amount is deemed probable. Any payments received on such loans are first applied to outstanding accrued interest receivable and then to outstanding unpaid principal balance. Unpaid principal balance is materially the same as recorded investments. Any payments received on impaired loans in which the collectability of the unpaid principal amount is less than probable are typically applied to outstanding unpaid principal and then to the recovery of lost interest on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Mr. Todd K. Schiffman March 26, 2012 Page 3

As of December 31, 2011, we have 12 mortgage notes receivable with an aggregate unpaid principal balance of approximately $56.7 million that are considered impaired due to the loans remaining outstanding beyond the contractual term of the loan agreement. Of these 12 loans, full collectability is considered probable for 10 loans with an aggregate unpaid principal balance of approximately $54.5 million and full collectability is considered more likely than not, but not probable, for 2 loans with an aggregate unpaid principal balance of approximately $2.2 million. As of December 31, 2010, we had 14 mortgage notes receivable, including related party mortgage notes receivable, with an aggregate unpaid principal balance of approximately $69.3 million that are considered impaired due to the loans remaining outstanding beyond the contractual term of the loan agreement. Of these 14 loans, full collectability was considered probable for 13 loans with an aggregate unpaid principal balance of approximately $68.5 million and full collectability was considered more likely than not, but not probable, for 1 loan with an unpaid principal balance of approximately $800,000. These 14 loans were not identified in prior years as impaired loans; however, we have reassessed our classifications for impaired loans to include loans that are deemed impaired solely because they remain outstanding beyond the contractual term; therefore, these 14 loans are identified as impaired loans herein. The classification did not have any effect on the amount of our allowance for loan losses for the year ended December 31, 2010, as our reclassification regarding impairment did not affect our determination regarding the collectability of such loans. For the years ended December 31, 2011 and 2010, the average outstanding aggregate unpaid principal balance for impaired loans was approximately $54.1 million and $67.2 million, respectively. For the years ended December 31, 2011 and 2010, we recognized approximately $7.1 million and $5.7 million of interest income, respectively, related to impaired loans. For the years ended December 31, 2011 and 2010, we did not recognize any cash basis interest income related to impaired loans. Although no specific allowance was allocated on impaired loans as of December 31, 2011 and 2010, we did charge-off approximately $276,000 against the allowance for loan losses associated with repayment of one impaired loan.

6. Please revise future filings to provide an age analysis of past due loans at period end. Refer to ASC 310-10-50-7A.

7. Please revise to disclose the recorded investment in financing receivables by credit quality indicator, describe the credit quality indicator and disclose the date or range of dates in which the information was updated for that credit quality indicator. Refer to ASC 310-10-50-29.

Response to Comments 6 and 7: If such disclosure is acceptable to the Staff, the Partnership hereby undertakes to revise the notes to its financial statements to include the information set forth below in its future filings pursuant to the Exchange Act, as required by such act.

The following table represents the maturity dates of loans that were matured as of December 31, 2011 and had not been repaid or extended as of December 31, 2011:

	Related			Non-Related			Total
Maturity Date	Amount	Loans	% of Total	Amount	Loans	% of Total	Amount	Loans	% of Total
2009	$-	-	0%	$21,926,000	7	39%	$21,926,000	7	39%
2010	-	-	0%	28,990,000	3	51%	28,990,000	3	51%
2011	-	-	0%	5,832,000	2	10%	5,832,000	2	10%
Total	$-	-	0%	$56,748,000	12	100%	$56,748,000	12	100%

Mr. Todd K. Schiffman March 26, 2012 Page 4

Of these 12 loans, as of December 31, 2011, full collectability is considered probable for 10 loans with an aggregate unpaid principal balance of approximately $54.5 million and full collectability is considered more likely than not, but not probable, for 2 loans with an aggregate unpaid principal balance of approximately $2.2 million.

The following table represents the maturity dates of loans that were matured as of December 31, 2010 and had not been repaid or extended as of December 31, 2010:

	Related			Non-Related			Total
Maturity Date	Amount	Loans	% of Total	Amount	Loans	% of Total	Amount	Loans	% of Total
2008	$-	-	0%	$1,470,000	1	3%	$1,470,000	1	2%
2009	11,079,000	1	46%	19,195,000	7	42%	30,274,000	8	44%
2010	12,837,000	2	54%	24,752,000	3	54%	37,589,000	5	54%
Total	$23,916,000	3	100%	$45,417,000	11	100%	$69,333,000	14	100%

Of these 14 loans, as of December 31, 2010, full collectability is considered probable for 13 loans with an aggregate unpaid principal balance of approximately $68.5 million and full collectability is considered more likely than not, but not probable, for 1 loan with an aggregate unpaid principal balance of approximately $800,000.

The following table describes the loans that were matured as of December 31, 2010, the activity with respect to such loans during the year ended December 31, 2011, the loans that matured during the year ended December 31, 2011 and the loans that were matured as of December 31, 2011:

Maturity Date	Amount	Loans	% of Total	Matured Loan Extensions During the Year Ended December 31, 2011 on Loans Matured as of December 31, 2010 (1)	Net Activity During the Year Ended December 31, 2011 on Loans Matured as of December 31, 2010 (2)	Loans Matured During the Year Ended December 31, 2011 (3)	Amount	Loans	% of Total

	Non-Related
	Matured as of December 31, 2010			2011 Activity (4)			Matured as of December 31, 2011
2008	$1,470,000	1	3%	$-	$(1,470,000)	$-	$-	-	-
2009	19,195,000	7	42%	-	2,731,000	-	21,926,000	7	39%
2010	24,752,000	3	55%	-	4,238,000	-	28,990,000	3	51%
2011	-	-	-	-	-	5,832,000	5,832,000	2	10%
Total	$45,417,000	11	100%	$-	$5,499,000	$5,832,000	$56,748,000	12	100%

	Related
	Matured as of December 31, 2010			2011 Activity (4)			Matured as of December 31, 2011
2008	$-	-	-	$-	$-	$-	$-	-	-
2009	11,079,000	1	46%	(11,079,000)	-	-	-	-	-
2010	12,837,000	2	54%	(10,076,000)	(2,761,000)	-	-	-	-
2011	-	-	-	-	-	-	-	-	-
Total	$23,916,000	3	100%	$(21,155,000)	$(2,761,000)	$-	$-	-	-

Mr. Todd K. Schiffman March 26, 2012 Page 5

(1)	Amounts represent aggregate unpaid principal balance as of December 31, 2010 of matured loans as of December 31, 2010 that were extended during the year ended December 31, 2011.
(2)	For loans matured as of December 31, 2010, net loan activity represents all activity on the loans during the year ended December 31, 2011, including accrued interest, payment of fees and expenses, charge-offs and/or repayments.
(3)	Amounts represent aggregate unpaid principal balance as of December 31, 2011 of loans that matured during the year ended December 31, 2011.
(4)	The table does not reflect activity for loans that matured or were due to mature during the year ended December 31, 2011, but were extended prior to December 31, 2011.

As part of the ongoing monitoring of the credit quality of the loan portfolio, we periodically, no less than quarterly, perform a detailed review of our portfolio of mortgage notes and other loans. The following is a general description of the credit levels used:

Level 1 – Full collectability of loans in this category is considered probable.

Level 2 – Full collectability of loans in this category is deemed more likely than not, but not probable, based upon our review of economic conditions, the estimated value of the underlying collateral, the guarantor, adverse situations that may affect the borrower’s ability to pay or the value of the collateral and other relevant factors. Interest income is suspended on Level 2 loans.

Level 3 – For loans in this category, it is probable that we will be unable to collect all amounts due.

As of December 31, 2011 and 2010, our loans were classified as follows:

	2011	2010
Level 1	$346,808,000	$334,798,000
Level 2	2,166,000	811,000
Level 3	-	-
Total	$348,974,000	$335,609,000

* * *

The Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing, that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Todd K. Schiffman March 26, 2012 Page 6

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7744 or Seth K. Weiner at (404) 504-7664.

Very Truly Yours,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Hollis M. Greenlaw